Exhibit 99.1

Aurora Cannabis and UFC® Join Forces to Advance CBD Research, Education, and Product Development

Multi-Year Global Partnership will Advance Science on Athlete Health and Wellness

NYSE: ACB   TSX:ACB

EDMONTON, May 21, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabis worldwide, and UFC®, the world's premier mixed martial arts organization, are excited to announce an exclusive, multi-year, multi-million dollar, global partnership that is expected to significantly advance further clinical research on the relationship between 100% hemp derived Cannabidiol (CBD) products and athlete wellness and recovery, with a view to accelerating CBD product development and education.

UFC boasts more than 300 million fans worldwide, with programming that is broadcast to over 170 countries and territories, in 40 different languages, to over one billion TV households.  The UFC Performance Institute, the world's first mixed martial arts multi-disciplinary research, innovation, and training center, opened in Las Vegas in 2017  has served more than 400 athletes over the past two years.  The facility is a global leader in athletic performance research and provides support and educational services to athletes on health, well-being, nutrition, and injury prevention.

The research will be conducted at the UFC's Performance Institute in Las Vegas, Nevada, in collaboration with UFC's sports performance team, as well as with athletes who choose to participate in the studies. Clinical studies will focus on pain management, inflammation, injury/exercise recovery, and mental well-being. Aurora's research will be led by Dr. Jason Dyck, Professor at the University of Alberta and a Canada Research Chair in Molecular Medicine. He also serves as an indendent director on the board of Aurora Cannabis, where he provides valuable oversight for the Company's scientific efforts.

"Since the day we opened the Performance Institute, our primary goal was to offer UFC athletes the best possible training, nutrition, and recovery services," said UFC President Dana White.  "This partnership with Aurora is an extension of that goal, and we're looking forward to collaborating with Aurora to find new ways to improve the health and safety of athletes who compete in UFC."

Terry Booth, CEO of Aurora added, "This global partnership places focus squarely on the health and well-being of UFC's talented and highly trained athletes. The Aurora-UFC research partnership creates a global platform to launch targeted educational and awareness campaigns, while creating numerous opportunities to accelerate our global CBD business."

About UFC®

UFC®, is the world's premier mixed martial arts organization and the largest Pay-Per-View event provider in the world. UFC boasts more than 300 million fans worldwide, including 70 million social media followers across all of its digital platforms, and its programming is broadcast in over 170 countries and territories to one billion TV households worldwide in 40 different languages. UFC produces more than 40 live events annually and consistently sells out some of the world's most prestigious arenas. Since 2001, UFC has been proudly headquartered in Las Vegas, supported by a network of employees around the world. UFC's current roster of athletes features more than 570 men and women representing over 55 countries. UFC FIGHT PASS®, the world's leading digital subscription service for combat sports, delivers exclusive live events, thousands of fights on-demand, and original content to fans around the world. UFC was acquired in 2016 by global sports, entertainment, and fashion leader Endeavor, along with strategic investors Silver Lake Partners and KKR, in what is among the largest transactions in sports history. For more information, visit UFC.com and follow UFC at Facebook.com/UFC, Twitter, Snapchat and Instagram: @UFC.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to, the completion of the clinical studies by the parties, the subject matter of the clinical studies, and the results of such clinical studies. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including, but not limited to the participation of athletes in the clinical studies. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and NewYork Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

Aurora Cannabis Inc. (CNW Group/Aurora Cannabis Inc.)

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 09:00e 21-MAY-19